                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ONE)


                         LanguageWare.net (Company) Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Ordinary Shares, NIS .01 nominal value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   MO 1575105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]    Rule 13d-1(b)
        [X]    Rule 13d-1(c)
        [ ]    Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP NO.   MO 1575105                                        PAGE 2 OF 14 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Vertex Technology Fund Ltd ("VTF")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER
        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY              5,313,712 shares(1)
        OWNED           --------------------------------------------------------
          BY              7    SOLE DISPOSITIVE POWER
         EACH                  --
      REPORTING         --------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER
         WITH                  5,313,712 shares(1)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,313,712 shares
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.0*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (1) Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Pte Ltd ("VVH"), as the majority shareholder of VTF, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of these shares.

   * Based on 106,756,054 shares outstanding as of November 2, 2000, as set forth in the issuer's Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission.

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP NO.  MO 1575105                                         PAGE 3 OF 14 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Vertex Management (II) Pte Ltd ("VM2")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER
        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY              5,313,712 shares(2)
        OWNED           --------------------------------------------------------
          BY              7    SOLE DISPOSITIVE POWER
         EACH                  --
      REPORTING         --------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER
         WITH                  5,313,712 shares(2)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,313,712 shares
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.0*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (2) All these shares are owned directly by VTF. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by VTF to VM2. In addition, Vertex Venture Holdings Pte Ltd ("VVH"), as the majority shareholder of VTF, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by such entities.

   * Based on 106,756,054 shares outstanding as of October 31, 2000, as set forth in the issuer's Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission.

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP NO.  MO 1575105                                         PAGE 4 OF 14 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Lee Kheng Nam ("Lee")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER
        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY              5,313,712 shares(3)
        OWNED           --------------------------------------------------------
          BY              7    SOLE DISPOSITIVE POWER
         EACH                  --
      REPORTING         --------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER
         WITH                  5,313,712 shares(3)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,313,712 shares
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.0*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------
   (3) All these shares are owned directly by VTF. VM2 and Mr. Lee, as its President, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2. In addition, Vertex Venture Holdings Pte Ltd ("VVH"), as the majority shareholder of VTF, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by VTF.

   * Based on 106,756,054 shares outstanding as of October 31, 2000, as set forth in the issuer's Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission.

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP NO. MO 1575105                                          PAGE 5 OF 14 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Vertex Venture Holdings Pte Ltd ("VVH")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER
        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY              5,313,712 shares(4)
        OWNED           --------------------------------------------------------
          BY              7    SOLE DISPOSITIVE POWER
         EACH                  --
      REPORTING         --------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER
         WITH                  5,313,712 shares(4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,313,712 shares
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.0*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (4) All of these shares are owned directly by VTF. Vertex Venture Holdings Pte Ltd ("VVH"), as the majority shareholder of VTF, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of these shares. In addition, Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2.

   * Based on 106,756,054 shares outstanding as of October 31, 2000, as set forth in the issuer's Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission.

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP NO.  MO 1575105                                         PAGE 6 OF 14 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Singapore Technologies Pte Ltd ("STPL")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER
        NUMBER                 --
          OF            --------------------------------------------------------
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY              5,313,712 shares(5)
        OWNED           --------------------------------------------------------
          BY              7    SOLE DISPOSITIVE POWER
         EACH                  --
      REPORTING         --------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER
         WITH                  5,313,712 shares(5)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,313,712 shares
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.0*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------
   (5) All of these shares are owned directly by VTF. Vertex Venture Holdings Pte Ltd ("VVH"), as the majority shareholder of VTF, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of these shares. In addition, Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2.

   * Based on 106,756,054 shares outstanding as of October 31, 2000, as set forth in the issuer's Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission.

                                  SCHEDULE 13G

----------------------                                        ------------------
CUSIP NO.  MO 1575105                                         PAGE 7 OF 14 PAGES
----------------------                                        ------------------

ITEM 1.

        (a)    Name of Issuer: LanguageWare.net (Company) Ltd.


        (b) Address of Issuer's Principal Executive Offices: 102 South Tejon Street, Suite 320, Colorado Springs, Colorado 80903

ITEM 2.

        (a)    Name of Person Filing:

               This Statement is filed by Vertex Technology Fund Ltd ("VTF"), Vertex Management (II) Pte Ltd ("VM2"), Mr. Lee Kheng Nam ("Lee"), Vertex Venture Holdings Pte Ltd ("VVH") and Singapore Technologies Ptd Ltd ("STPL"). The foregoing entities and individual are collectively referred to as the "Reporting Persons."

               VM2 has been granted a power of attorney by VTF to make all voting and investment decisions with respect to all of the issuer's shares held by such entities. Mr. Lee Kheng Nam is President of VM2 and makes all voting and divestment decisions pursuant to the power of attorney granted to VM2. As a result, VM2 and Mr. Lee Kheng Nam may be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by VTF.

               VVH is the majority shareholder of VTF. STPL is the majority shareholder of VVH. As a result of their positions as majority shareholders, VVH and STPL may be deemed to control VTF and may therefore be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by such entities.

        (b)    Address of Principal Business Office:

               The address for VTF, VM2, Lee and VVH is:
                   77 Science Park Drive
                   #02-15 Cintech III
                   Singapore 118256

               The address for STPL is:
                   51 Cuppage Road
                   #09-01 Starhub Centre
                   Singapore  229469

        (c)    Citizenship:

               VTF, VM2, VVH and STPL are each corporations organized under the laws of Singapore. Lee is a citizen of Singapore.

----------------------                                        ------------------
CUSIP NO.  MO 1575105                                         PAGE 8 OF 14 PAGES
----------------------                                        ------------------


        (d)    Title of Class of Securities:

               Ordinary Shares, NIS 0.01 nominal value per share

        (e)    CUSIP Number:

               MO 1575105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)    [ ]    Broker or dealer registered under Section 15 of the
                      Exchange Act;

        (b)    [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)    [ ]    Insurance company defined in Section 3(a)(19) of the
                      Exchange Act;

        (d)    [ ]    Investment company registered under Section 8 of the
                      Investment Company Act;

        (e)    [ ]    An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

        (f)    [ ]    An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

        (g)    [ ]    A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

        (h)    [ ]    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

        (i)    [ ]    A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

        (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4. OWNERSHIP.

        The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of December 31, 2000.

        (a)    Amount beneficially owned:

               See Row 9 of cover page for each Reporting Person.

        (b)    Percent of class:

               See Row 11 of cover page for each Reporting Person.

        (c)    Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

               (ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

               (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

               (iv)   Shared power to dispose or to direct the disposition of:
                      See Row 8 of cover page for each Reporting Person.

----------------------                                        ------------------
CUSIP NO.  MO 1575105                                         PAGE 9 OF 14 PAGES
----------------------                                        ------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Under certain circumstances set forth in the organizational documents of VTF, the shareholders of VTF may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by VTF.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------------------                                       -------------------
CUSIP NO.  MO 1575105                                        PAGE 10 OF 14 PAGES
----------------------                                       -------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                        VERTEX TECHNOLOGY FUND LTD

Dated:  February 14, 2001               By:      /s/ Lee Kheng Nam
                                              ----------------------------------

                                        Name:    Lee Kheng Nam
                                              ----------------------------------

                                        Title:   Director
                                              ----------------------------------



                                        VERTEX MANAGEMENT (II) PTE LTD

Dated:  February 14, 2001               By:      /s/ Lee Kheng Nam
                                              ----------------------------------

                                        Name:    Lee Kheng Nam
                                              ----------------------------------

                                        Title:   President
                                              ----------------------------------



                                        LEE KHENG NAM

Dated:  February 14, 2001               By:      /s/ Lee Kheng Nam
                                              ----------------------------------

----------------------                                       -------------------
CUSIP NO.  MO 1575105                                        PAGE 11 OF 14 PAGES
----------------------                                       -------------------



                                        VERTEX VENTURE HOLDINGS PTE LTD

Dated:  February 14, 2001               By:      /s/ Lee Kheng Nam
                                              ----------------------------------

                                        Name:    Lee Kheng Nam
                                              ----------------------------------

                                        Title:   Director
                                              ----------------------------------



                                        SINGAPORE TECHNOLOGIES PTE LTD

Dated:  February 14, 2001               By:      /s/ Chua Su Li
                                              ----------------------------------

                                        Name:    Chua Su Li
                                              ----------------------------------

                                        Title:   Company Secretary
                                              ----------------------------------

----------------------                                       -------------------
CUSIP NO.  MO 1575105                                        PAGE 12 OF 14 PAGES
----------------------                                       -------------------



                                  EXHIBIT INDEX



Exhibit

Exhibit A:   Agreement of Joint Filing

----------------------                                       -------------------
CUSIP NO.  MO 1575105                                        PAGE 13 OF 14 PAGES
----------------------                                       -------------------



                                    EXHIBIT A

                            Agreement of Joint Filing



        The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of LanguageWare.net (Company) Ltd. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.


                                        VERTEX TECHNOLOGY FUND LTD

Dated:  February 14, 2001               By:      /s/ Lee Kheng Nam
                                              ----------------------------------

                                        Name:    Lee Kheng Nam
                                              ----------------------------------

                                        Title:   Director
                                              ----------------------------------


                                        VERTEX MANAGEMENT (II) PTE LTD

Dated:  February 14, 2001               By:      /s/ Lee Kheng Nam
                                              ----------------------------------

                                        Name:    Lee Kheng Nam
                                              ----------------------------------

                                        Title:   President
                                              ----------------------------------


                                        LEE KHENG NAM

Dated:  February 14, 2001               By:      /s/ Lee Kheng Nam
                                              ----------------------------------

----------------------                                       -------------------
CUSIP NO.  MO 1575105                                        PAGE 14 OF 14 PAGES
----------------------                                       -------------------



                                        VERTEX VENTURE HOLDINGS PTE LTD

Dated:  February 14, 2001               By:      /s/ Lee Kheng Nam
                                              ----------------------------------

                                        Name:    Lee Kheng Nam
                                              ----------------------------------

                                        Title:   Director
                                              ----------------------------------


                                        SINGAPORE TECHNOLOGIES PTE LTD

Dated:  February 14, 2001               By:      /s/ Chua Su Li
                                              ----------------------------------

                                        Name:    Chua Su Li
                                              ----------------------------------

                                        Title:   Company Secretary
                                              ----------------------------------